Exhibit 12
Calculation of Ratios of Earnings to Fixed Charges

	Three Months Ended			Year Ended December 31,
	March 31,
	2007	2006		2006		2005		2004		2003	2002
				(in thousands, except ratios)
RATIO OF EARNINGS TO FIXED CHARGES:
Pre-tax (loss) income from continuing operations before adjustment for income from equity investee	11,861	(1,165)		(11,750)		(12,390)		(14,321)		11,564	(19,192)

Fixed charges:
Interest expense (a)	5,184	5,721		26,570		21,795		22,114		9,711	15,069
Preferred stock accretion and dividends	—	—		—		—		10		448	2,374
Interest portion of rent expense (b)	960	685		2,956		2,504		1,849		1,439	1,078

Total fixed charges	6,144	6,406		29,526		24,299		23,973		11,598	18,521

Total earnings (loss)	18,005	5,241		17,776		11,909		9,652		23,162	(671)

Ratio of earnings to fixed charges	2.9x	0.8x		0.6x		0.5x		0.4x		2.0x	—
Ratio of coverage deficiency	—	(c	)	(c	)	(c	)	(c	)	—	(c )

(a)	Interest expense includes the write-off and amortization of deferred financing costs and the write-off and amortization of non-cash discounts associated with our debt issuances.

(b)	Includes approximately one-fourth of the rent expense for each period presented which management believes is a reasonable approximation of the interest componenet of such rentals.

(c)	Due to the loss from operations for the three months ended March 31, 2006 and the years ended December 31, 2006, 2005, 2004, and 2002 there were insufficient earnings of $1.2 million, $11.8 million, $12.4 million, $14.3 million and $19.2 million, respectively, to cover fixed charges.